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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


     GLOBAL PAYMENT TECHNOLOGIES, INC. (Formerly, COIN BILL VALIDATOR, INC.)
     -----------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    192583102
                  ---------------------------------------------
                                 (CUSIP Number)

                                Mr. Stephen Katz
                            Odyssey Financial Company
        20 East Sunrise Highway, Suite 200, Valley Stream, New York 11581
                                 (516) 887-0491
     -----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 6, 1997
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (PAGE 1 OF 5 PAGES)

                                  SCHEDULE 13D


-------------------                                            -----------------
CUSIP NO. 192583102                                            PAGE 2 OF 5 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING  PERSON S.S. OR I.R.S.  IDENTIFICATION
                NO. OF ABOVE PERSON

                Odyssey Financial Company
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY


--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*

                WC
--------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                New York State
--------------------------------------------------------------------------------
                                      7         SOLE VOTING POWER

                                                0
                                   ---------------------------------------------
       NUMBER OF                      8         SHARED VOTING POWER
         SHARES
      BENEFICIALLY                              0
        OWNED BY                   ---------------------------------------------
          EACH                        9         SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                 0
          WITH                     ---------------------------------------------
                                    10          SHARED DISPOSITIVE POWER

                                                400,000
--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                400,000
--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
                SHARES*                                     [_]

--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.3%
--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------                                            -----------------
CUSIP NO. 192583102                                            PAGE 3 OF 5 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING  PERSON S.S. OR I.R.S.  IDENTIFICATION
                NO. OF ABOVE PERSON

                Stephen Katz
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]


--------------------------------------------------------------------------------
        3       SEC USE ONLY


--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*

                PF
--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                             [_]

--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        1,265,800
                              --------------------------------------------------
        NUMBER OF               8       SHARED VOTING POWER
          SHARES
       BENEFICIALLY                     0
         OWNED BY             --------------------------------------------------
           EACH                 9       SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                        491,300
           WITH               --------------------------------------------------
                               10       SHARED DISPOSITIVE POWER

                                        400,000
--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,265,800
--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
                SHARES*                                                    [_]

--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                21.5%
--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP NO. 192583102                                            PAGE 4 OF 5 PAGES
-------------------                                            -----------------


        This statement is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, with respect to securities beneficially owned by the reporting persons specified herein as of November 6, 1997 and amends the
Schedule 13D dated May 31, 1996, as amended August 26, 1996, as amended October 24, 1996, as amended January 21, 1997, and as amended June 9, 1997 (the "Schedule 13D"). Except as set forth herein, the information previously set forth in the Schedule 13D remains unchanged.

ITEM 1. SECURITY AND ISSUER.

        The class of equity securities to which this statement relates consists of shares (the "Shares") of common stock, par value $.01 per share (the "Common Shares"), of Global Payment Technologies, Inc. (formerly Coin Bill Validator, Inc.) a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 20 East Sunrise Highway, Suite 201, Valley Stream, New York 11788. On September 4, 1997 the Company's Board of Directors effectuated a two-for-one stock dividend (the "Dividend") on its outstanding shares of Common Stock. All references herein to share amounts have been adjusted to give effect to the Dividend.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The 266,670 shares of Common Stock reported herein are issuable upon the exercise of options granted to Stephen Katz under the Company's 1994 and 1996 Stock Option Plans. See Item 5(c) below.

ITEM 4. PURPOSE OF TRANSACTION.

        Mr. Katz does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) The number of Common Shares beneficially owned by Odyssey is 400,000, comprising 7.3% of the outstanding Common Shares.

-------------------                                            -----------------
CUSIP NO. 192583102                                            PAGE 5 OF 5 PAGES
-------------------                                            -----------------

        The number of Common Shares beneficially owned by Mr. Katz is 1,265,800 comprising 21.5% of the outstanding Common Shares. Of such 1,265,800 Common Shares reported, 400,000 Common Shares are issuable upon the exercise of immediately exercisable stock options granted under the Company's 1994 and 1996 Stock Option Plans.

        (b) The number of Common Shares as to which Mr. Katz has sole voting power is 1,265,800 (after giving effect to 400,000 Common Shares issuable upon the exercise of immediately exercisable stock options granted under the Company's 1994 and 1996 Stock Option Plans), of which Odyssey has shared dispositive power as to 400,000 Shares and Mr. Katz has shared dispositive power as to 400,000 Shares and sole dispositive power as to 491,300 Common Shares.

        (c) On March 19, 1996 (the "Grant Date"), the Company granted to Mr. Katz options to purchase an aggregate of 400,000 shares of Common Stock under the Company's 1994 and 1996 Stock Option Plans, which options were exercisable in cumulative annual installments of 33-1/3% per year on each of the first three anniversaries of the Grant Date. On November 6, 1997, the Company entered into an Employment Agreement with Mr. Katz under which 266,670 options not previously exercisable became immediately and fully exercisable.

        (d) Odyssey currently has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of 400,000 Common Shares as to which Mr. Katz exercises sole voting power. The Trust currently has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 176,500 Common Shares as to which Mr. Katz exercises sole voting power. Vogel currently has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 198,000 Common Shares as to which Mr. Katz exercises sole voting power. Mr. Katz currently (i) exercises sole voting power as to, and (ii) has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 491,300 Common Shares.

        After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 1997



                                ODYSSEY FINANCIAL COMPANY


                                By: /s/ Stephen Katz
                                   -------------------------
                                   Stephen Katz, General Partner


                                    /s/ Stephen Katz
                                   -------------------------
                                   STEPHEN KATZ